BTQ Technologies Announces Appointment of Dr. Gavin

Brennen as Chief Quantum Officer

Vancouver, March 12, 2025 - BTQ Technologies Corp. (the "Company") (CBOE CA: BTQ) (FSE: NG3) (OTCQX: BTQQF), a global quantum technology company focused on securing mission-critical networks, is pleased to announce the appointment of Dr. Gavin Brennen as Chief Quantum Officer (CQO). Dr. Brennen, who has already been serving as Quantum Information Advisor and Director of BTQ Australia, will now also drive the company's global technological roadmap and strategy.

Dr. Brennen is a Professor of Physics in the School of Mathematical and Physical Sciences at Macquarie University in Sydney, where he leads a theory research group focused on designing quantum computers, simulators, and sensors. A core aspect of his work involves developing quantum algorithms and protocols that outperform their classical counterparts. He has served for several years as Director of the Macquarie Centre for Quantum Engineering and as a Chief Investigator at the Australian Research Council Centre of Excellence for Engineered Quantum Systems (EQUS). Dr. Brennen further contributes to the quantum community through his involvement in the Standards Australia working group for Quantum Technologies and as Co-Director of the Australian Quantum Software Network (AQSN).

He brings over 20 years of expertise in quantum technologies to BTQ, including pioneering work on neutral atom quantum computers, quantum simulation for synthesizing advanced materials, and quantum error correction to enable reliable, large-scale quantum processors. In addition to his academic accomplishments, Dr. Brennen has been a crucial resource for BTQ in his previous role as Quantum Information Advisor. His research, including publications such as "Proof-of-work consensus by quantum sampling," has been instrumental in laying the foundation for BTQ's quantum-secure blockchain solutions. With his new position as CQO, Dr. Brennen formalizes his leadership within BTQ's technical team and strengthens the company's commitment to advancing quantum-based security solutions.

"We are delighted to expand Dr. Brennen's leadership responsibilities at BTQ," said Olivier Roussy Newton, CEO of BTQ Technologies. "His profound expertise in quantum computing, cryptography, and algorithm development has already set our solutions apart. Now, as Chief Quantum Officer, he will guide us in harnessing the power of quantum to stay at the forefront of quantum security."

"I am excited to join the team at BTQ Technologies in this new role," said Dr. Brennen. "From the beginning BTQ has been forward looking in translating cryptography research, much of it in-house, into commercial solutions for quantum security. We plan to continue this approach using Fault-tolerant Intermediate Scale Quantum (FISQ) devices for novel applications in industry."

About BTQ

BTQ Technologies Corp. (CBOE CA: BTQ, FSE: NG3, OTCQX: BTQQF) was founded by a group of post-quantum security experts with an interest in addressing the urgent security threat posed by large-scale quantum computers. With the support of leading research institutes and universities, BTQ's extensive technology portfolio and commercialization platform is focused on accelerating quantum advantage.

Connect with BTQ: Website | LinkedIn

ON BEHALF OF THE BOARD OF DIRECTORS

Olivier Roussy Newton

CEO, Chairman

For further information: E: desk@btq.com

Bill Mitoulas

Investor Relations

T: +1.416.479.9547

E: bill@btq.com

Neither Cboe Canada nor its Regulation Services Provider accepts responsibility for the adequacy or accuracy of this release.

Forward Looking Information

Certain statements herein contain forward-looking statements and forward-looking information within the meaning of applicable securities laws. Such forward-looking statements or information include but are not limited to statements or information with respect to the business plans of the Company, including with respect to its research partnerships, and anticipated markets in which the Company may be listing its common shares. Forward-looking statements or information often can be identified by the use of words such as "anticipate", "intend", "expect", "plan" or "may" and the variations of these words are intended to identify forward-looking statements and information.

The Company has made numerous assumptions including among other things, assumptions about general business and economic conditions, the development of post-quantum algorithms and quantum vulnerabilities, and the quantum computing industry generally. The foregoing list of assumptions is not exhaustive.

Although management of the Company believes that the assumptions made and the expectations represented by such statements or information are reasonable, there can be no assurance that forward-looking statements or information herein will prove to be accurate. Forward-looking statements and information are based on assumptions and involve known and unknown risks which may cause actual results to be materially different from any future results, expressed or implied, by such forward-looking statements or information. These factors include risks relating to: the availability of financing for the Company; business and economic conditions in the post-quantum and encryption computing industries generally; the speculative nature of the Company's research and development programs; the supply and demand for labour and technological post-quantum and encryption technology; unanticipated events related to regulatory and licensing matters and environmental matters; changes in general economic conditions or conditions in the financial markets; changes in laws (including regulations respecting blockchains); risks related to the direct and indirect impact of COVID-19 including, but not limited to, its impact on general economic conditions, the ability to obtain financing as required, and causing potential delays to research and development activities; and other risk factors as detailed from time to time. The Company does not undertake to update any forward-looking information, except in accordance with applicable securities laws.

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